Filed by Alliant Corporate Strategies
						Pursuant to Rule 425 under the Securities Act of 1933
 						Subject Company:  Lexon, Inc.
						(Commission File No. 000-26915)

ALLIANT CORPORATE STRATEGIES
ANNOUNCES PRELIMINARY APPROVAL OF
MERGER BETWEEN ARROWHEAD PRODUCTION COMPANY, INC.
AND
LEXON, INC.

WYOMING, NEW YORK; June 12, 2003. Alliant Corporate Strategies, a New York-based corporate consulting and strategy firm, announced that, on May 19, 2003, Lexon, Inc. (OTC:LXXN.PK), an Oklahoma corporation, preliminarily approved a merger between it and Arrowhead Production Company, Inc., an Oklahoma corporation ("Arrowhead"), to become effective on or before June 16, 2003.

Arrowhead is a privately held company that intends to conduct oil and gas exploration and production activities in Oklahoma.

Alliant Corporate Strategies is serving Arrowhead as its principal advisor in the overall transaction between Arrowhead and Lexon, Inc.

Randolph S. Hudson, President and Chief Executive Officer of Alliant, states "The prospective business combination represented by the execution and delivery of the letter of intent, dated May 19, 2003, represents a balanced approach to combine a developing oil and gas concern with a publicly traded company in order to advance the capital accommodation interests of Arrowhead and to attempt to renew the expectations of Lexon's shareholders. Arrowhead's management and plan of operations are consistent with those of prosperous developing companies in view of Arrowhead's contemplated production opportunities."

Dr. Hudson further stated "Arrowhead's management is extremely anxious to consummate the prospective transaction set forth in the letter of intent and all of the parties have indicated a willingness to consummate the transaction upon the execution and delivery of the definitive merger agreement, and related documents. Based upon my conclusion, the merger between Lexon and Arrowhead should be concluded in the coming week, subject, of course, to the approval or written consent of Lexon's shareholders and Arrowhead's shareholders."

INVESTOR NOTICE.

Prospective investors and existing shareholders of Lexon, Inc. are advised that the complete information concerning the matter subject hereinabove is expected to be filed with the United States Securities and Exchange Commission
(the "SEC") upon the occurrence of the events that are promulgating the transaction described hereinabove. The information contained in these anticipated filings will contain information on Arrowhead, and risks associated with Arrowhead's business and plan of operations, that prospective investors should consider prior to making any decision with regard to any investment in Lexon and/or Arrowhead. Prospective investors may obtain copies of Alliant's, Arrowhead's, or Lexon's filings to the SEC in this regard by going to the SEC's Website at www.sec.gov, and, thereafter, by accessing the appropriate subsite applicable to the subject company, Lexon, Inc.

NOTICE:

	This letter contains certain statements that may suggest the existence of certain risks and uncertainties with the transaction hereby proposed through the language used by Alliant to express the proposed transaction and to induce Lexon's acceptance hereof. These statements relate to Alliant's or Arrowhead's mutual and respective future actions, objectives, expectations, and intentions regarding the subject matter hereof. The use of words such as "contemplate," "anticipate," "intend," "plan," "propose," "may," "could," and similar terms and expressions may identify these statements. The actual consequences of Arrowhead's future performance could differ materially from the delineations stated in this correspondence. Factors that could contribute to these differences include those discussed and elsewhere contained in this offer.

Alliant Corporate Strategies

CONTACTS:	Alliant Corporate Strategies
			Randolph S. Hudson
			(918) 307-5085

			Arrowhead Production Company, Inc.
			Dewayne C. Green, President
			(918) 636-7350

			Lexon, Inc.
			Gifford M. Mabie
			(918) 492-4125